SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------

                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             (Amendment No. 1)
                             (Final Amendment)

                         HUDSON GENERAL CORPORATION
                              (Name of Issuer)

                         HUDSON GENERAL CORPORATION
                          RIVER ACQUISITION CORP.
                               JAY B. LANGNER
                              RICHARD D. SEGAL
                     (Name of Persons Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                443784 10 3
                  (CUSIP Numbers of Classes of Securities)
                          ------------------------
                          Noah E. Rockowitz, Esq.
                         Hudson General Corporation
                            111 Great Neck Road
                         Great Neck, New York 11021
                      Telephone Number (516) 487-8610
                          ------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                          ------------------------
                                 Copies to

    Daniel E. Stoller, Esq.                        Simeon Gold, Esq.
 Skadden, Arps, Slate, Meagher &              Weil, Gotshal & Manges LLP
          Flom LLP                                767 Fifth Avenue
       919 Third Avenue                       New York, New York 10022
   New York, New York 10022                        (212) 310-8000
       (212) 735-3000

    This statement is filed in connection with (check the appropriate box):

    a.   (X)   The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b.   ( )   The filing of a registration statement under the Securities
                Act of 1933.
    c.   ( )   A tender offer.
    d.   ( )   None of the above

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ( )



                                INTRODUCTION


      Hudson General Corporation, a Delaware corporation (the "Company"), River Acquisition Corp., a Delaware corporation ("River Acquisition"), Jay
 B. Langner and Richard D. Segal pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, hereby amend and supplement their Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 23, 1998, in connection with a proposed acquisition by River Acquisition of all outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company. This Amendment No. 1 constitutes the final amendment to their Transaction Statement on Schedule 13E-3.

      The Company entered into an Agreement and Plan of Merger (the "GlobeGround Merger Agreement"), dated as of February 15, 1999, with GLGR Acquisition Corporation ("GLGR Acquisition"), an indirect wholly-owned subsidiary of GlobeGround GmbH which, in turn, is an indirect wholly-owned subsidiary of Deutsche Lufthansa AG. The GlobeGround Merger Agreement provided for a cash tender offer (the "Tender Offer") by GLGR Acquisition to purchase all outstanding shares of Common Stock at a price of $76.00 per share, net to the seller in cash, without interest. The GlobeGround Merger Agreement further provided for the Tender Offer to be followed as soon as possible by a second-step merger pursuant to which GLGR Acquisition would merge with and into the Company (the "Merger"), with the Company as the surviving corporation. Each share of Common Stock not acquired in the Tender Offer will be converted into the right to receive $76.00 per share in cash in the Merger.

      On March 10, 1999, the Company terminated the Agreement and Plan of Merger, dated as of November 22, 1998, as amended, between the Company and River Acquisition.

      On March 19, 1999, the Tender Offer by GLGR Acquisition expired and GLGR Acquisition purchased approximately 97% of the Common Stock pursuant to the Tender Offer. Because GLGR Acquisition owns more than 90% of the outstanding shares of Common Stock, GLGR Acquisition will effect the Merger pursuant to Section 253 of the Delaware General Corporation Law. No action by stockholders of the Company will be required for the Merger to become effective under Section 253 of the Delaware General Corporation Law.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    HUDSON GENERAL CORPORATION


                                    By: /s/ Michael Rubin
                                       -----------------------
                                    Name:  Michael Rubin
                                    Title: President


                                    RIVER ACQUISITION CORP.


                                    By: /s/ Jay B. Langner
                                       ----------------------
                                    Name:  Jay B. Langner
                                    Title: Chairman


                                    /s/ Jay B. Langner
                                    ------------------------
                                    Jay B. Langner


                                    /s/ Richard D. Segal
                                    -----------------------
                                    Richard D. Segal


 Dated:  March 26, 1999